CONSENT OF THOMAS L. DYER

The undersigned hereby consents to:

(1) the inclusion in this Current Report on Form 6-K of Integra Resources Corp. (the "Company") of the information contained in the Company's Management's Discussion and Analysis dated November 13, 2020 related to the technical report entitled "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA", dated October 22, 2019  (the "Technical Information"), being filed with the United States Securities and Exchange Commission (the "SEC") under cover of Form 6-K; and

(2) the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company's Registration Statement on Form F-10 (No. 333-242483), and any amendments thereto, filed with the SEC.

/s/ Thomas L. Dyer
Name: Thomas L. Dyer, P.E.
Date: December 30, 2020